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August 19, 2002


Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  EDGAR Form RW; The Midland Company Form S-3 - File No. 333-96643

Dear Ladies and Gentlemen:

This is to inform you that the above-referenced Form S-3 filed July 17, 2002 has been abandoned by the Registrant, The Midland Company. The Registrant is making this application in light of market conditions. No securities have been or will be offered or sold pursuant to this Registration Statement.

On behalf of the Registrant, I hereby request that this Registration Statement be withdrawn pursuant to Rule 477 of Regulation C under the Securities Act of 1933.

Yours truly,



/s/ John I. Von Lehman
John I. Von Lehman
Agent for Service named in
Registration Statement No.
333-96643